

July 27, 2012

Via E-mail
Wai Yin Marcia Pong
President and Chief Executive Officer
ABC Records Management and Data Storage Inc.
Flat A, 22F, Block 11
Wonderland Villas, Kwai Chung
Hong Kong, China

> **Re:** **ABC Records Management and Data Storage Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on July 13, 2012**
> **File No. 333-177746**

Dear Ms. Pong:

We have reviewed your responses to the comments in our letter dated May 25, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue. It appears that while you removed language on the registration cover page that you are an emerging growth company, you have not added such disclosure to the prospectus cover page. Please disclose on your "prospectus" cover page that you are an emerging growth company.

Description of Business, page 18

2. We note your response to our prior comment 3 and reissue. Please revise to make clear in your disclosure here your election under Section 107 in regards to complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor